UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager,
Documentation & Corporate Secretary Department Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2017 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 29, 2017 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 15, 2017. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2016 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of this annual securities report.

1.	Risks relating to our recently completed and planned acquisitions, investments and capital alliances

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our controlling interests, investments and capital alliances may be changed or dissolved or we may not achieve the synergies or other results that we expected because of unanticipated changes in the industries our acquirees, investees or alliance partners belong to, changes in the laws and regulations or accounting standards that relate to our acquirees, investees or alliance partners, stagnation of the economy and changes to the strategies or financial condition of our acquirees, investees or alliance partners. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock (representing 22.4% of the voting rights immediately following the Conversion and 23.3% as of March 31, 2017) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold substantial voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to approximately 22.4%, and we appointed a second representative to Morgan Stanley’s board of directors in July 2011. Morgan Stanley subsequently became our affiliated company accounted for under the equity method.

As a result of Morgan Stanley becoming our affiliated company accounted for under the equity method, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. If stock prices decline due to factors, such as the acceleration of the trend toward further reduction of risk assets on a global basis, changes in governmental monetary and economic policies, and other general economic trends, as well as deterioration of operating results of our investees, our portfolio of equity securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans and credit costs

Our problem loans and credit costs may increase in the future due to deterioration of domestic and foreign economies, fluctuations in oil and other commodity prices, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which, as a result, may adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made. We may also need to increase our provision for credit losses due to a decrease in the value of collateral or other unforeseen reasons.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and fluctuations in oil and other commodity prices and real estate prices. As a result, our credit costs may increase, adversely affecting our financial condition and results of operations.

(7)	Other factors that can affect our problem loan issues

①	If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans to borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

②	Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, valuation losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such cases, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

③	If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and transporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, or from borrowers whose results of operations are negatively impacted by declining oil and other commodity prices, this may adversely affect our financial condition and results of operations.

④	Declining asset quality and other financial problems may continue to exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•	we may be requested to participate in providing support to distressed financial institutions;

•	financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•	if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative or adverse media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering or cessation of the “quantitative and qualitative monetary easing with yield curve control” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as acceleration in the pace of interest rate increases in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with yield curve control” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (“MUAH”) (including its bank subsidiary, MUFG Union Bank, N.A. (“MUB”)) and Bank of Ayudhya Public Company Limited (“Krungsri”), major subsidiaries of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our financial market transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our financial market and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies on a global basis in order to strengthen our profitability. However, these strategies may not succeed or produce the results we initially anticipated, or we may have to change these strategies because of various factors, including:

•	the volume of loans made to highly rated borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•	our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	the increase in fee income that we are aiming to achieve is not achieved as anticipated;

•	our strategy to expand overseas operations is not achieved as anticipated;

•	our strategy to improve financial and operational efficiencies does not proceed as anticipated;

•	customers and business opportunities are lost, costs and expenses significantly exceeding our expectations are incurred, or our strategies to increase efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration or reorganization of our operations; and

•	our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate or scale down the alliance with us, or the alliance with an investee is terminated or scaled down due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations, including those of our subsidiaries and affiliates, on a global basis to the extent permitted by applicable laws and regulations and other conditions. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to operations that are subject to volatility in the business environment, while large profits can be expected on the one hand, there is a risk of incurring large losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with the associated risks, our financial condition and results of operations may be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, further depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies, and the depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, including political and social instability, terrorism and other conflicts, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to MUAH

Any adverse changes to the business or management of MUAH, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUAH’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of oil and other natural resources and additional credit costs incurred as a result of such fluctuations, sudden fluctuations in interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at MUAH and its subsidiaries.

12.	Risks relating to Krungsri

Any adverse changes to the business or management of Krungsri, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•	adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•	the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving Krungsri,

•	credit rating downgrades and declines in stock prices of Krungsri’s borrowers, and bankruptcies of Krungsri’s borrowers resulting from such factors,

•	defaults on Krungsri’s loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder of Krungsri, and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

13.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and as a result, there have been a significant number of such claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business came into effect in phases, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, an amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry continues to require close monitoring as a large number of consumer finance companies, including major consumer finance companies, have failed. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

14.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

Although economic conditions in the United States remained stable, with domestic consumption being the primary driver of the economy, after the cessation of the central bank’s quantitative easing program, uncertainty still remains because of such factors as concerns over the possible negative impact on international trade resulting from changes in the trade policies of various countries and regions, concerns relating to the process of the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China in the midst of a shift in the government’s economic policy and the economic stagnation in emerging countries and commodity-exporting countries caused by China’s economic slowdown, as well as the political turmoil in various regions around the world. If the economic environment deteriorates again, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may result in an increase in problem loans and credit costs. Furthermore, factors including a decline in the market prices of securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

In addition, a substantial portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of income. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, if the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

15.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health epidemics, and other disruptions caused by external events, which are beyond our control. As a consequence of such external events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may suffer loss of facility and human and other resources. We may also suffer loss of business. In addition, such external events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area could result in market disruptions or significant damage to or losses of tangible or human assets relating to our business and counterparties because many of our important business functions and many of the major Japanese companies and financial markets are located in the area. In addition, such earthquake could cause longer-term economic slowdown and a downgrade of Japan’s sovereign credit rating due to increases in government spending for disaster recovery measures.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures resulting from the suspension of the operations of the nuclear power plants.

16.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the core infrastructure for our business operations and accounting system. In addition to external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, human errors, equipment malfunctions, power loss, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools may also cause failures of, or flaws in, the information and communications systems, which may lead to errors and delays in transactions, information leakage and other adverse consequences. In addition, we may be unable to enhance our financial transaction management systems as required under increasingly stricter regulations applicable to financial institutions. Such failures and inability, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences of these events, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

17.	Risks relating to cyber-attacks

Our information and communications systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected), constitute a core infrastructure for our accounting and other business operations. Cyber-attacks and other forms of unauthorized access and computer viruses could cause disruptions to and malfunctions of such systems and result in unintended releases of information stored in the systems and other adverse consequences. Such consequences, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

18.	Risks relating to competitive pressures

Competition in the financial services industry may further intensify due to the integration and reorganization of regional financial institutions in Japan and the increase in the number of non-financial institutions entering the financial services industry as a result of advances in information and communication technology. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU agreed to make a civil monetary payment to DFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with the DFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with DFS, BTMU made a payment of the stipulated amount to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. BTMU is having continuing discussions on these and related issues with relevant regulators, including concerning extending the term of the independent consultant, and is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. In light of the ongoing international discussions on various regulatory standards that could significantly affect banking operations, including revisions to methods of calculating the amount of risk-weighted assets as well as the review of the credit valuation adjustment risk framework and leverage ratio standards, future regulatory changes and situations arising as a result of such changes may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

21.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

In January 2016, the United States, other four United Nations member states and Iran announced suspension or lifting of some of the sanctions relating to Iran’s nuclear development in accordance with the Joint Comprehensive Plan of Action, to which they agreed in July 2015. Some of the measures implemented in Japan under the Foreign Exchange and Foreign Trade Law were also lifted. However, the U.S. sanctions against Iran continue to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) remain subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures remain in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “19. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities.”

22.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems” (“Basel III”). Compared to the previous capital adequacy requirements (“Basel II”), Basel III places greater importance on the quality of capital, and is designed, among other things, to increase capital levels by raising the level of minimum capital ratio requirements and introduce a framework to promote the conservation of capital where dividends and other distributions are constrained when capital levels fall within a prescribed buffer range. Basel III capital adequacy requirements are being introduced in Japan in phases starting in the fiscal year ended March 31, 2013. Since we have international operations, our consolidated capital ratios are subject to the capital requirements applicable to internationally active banks set forth in the capital adequacy guidelines adopted by the Financial Services Agency of Japan (“FSA”) for bank holding companies (the FSA Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the capital requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the FSA for banks (the FSA Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the FSA will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•	increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulatory developments

The Financial Stability Board has identified us as one of the globally systemically important banks (“G-SIBs”). The banks that are included in the list of G-SIBs will be subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated, and the capital surcharge requirement is being implemented in phases from 2016. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.

(3)	Deferred tax assets

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, deferred tax assets can be included as a capital item when calculating capital ratios up to an amount calculable based on Common Equity Tier 1 instrument and reserve items and regulatory adjustment items. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

(4)	Capital raising

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios could decrease.

(5)	Total loss absorbing capacity in resolution

In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (“TLAC”) standard for global systematically important banks, or G-SIBs, including us. The standard will require G-SIBs to hold TLAC above a minimum ratio starting in 2019. This standard will be applied in addition to the regulatory capital ratio standard and may have an adverse impact on our business, financial condition and results of operations.

In accordance with the FSA’s explanatory paper published in April 2016 outlining its approach for the introduction of the TLAC framework in Japan, our senior debt securities are intended to qualify as TLAC debt due in part to their structural subordination upon the implementation of regulations under legislation enacted to introduce the TLAC standard in Japan. However, specific requirements of such legislation and regulations have not yet been finalized, and the FSA’s approach may be modified as a result of international regulatory discussions and other developments.

23.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, or if a revision is made to the accounting standards applicable to pension plans, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of our unfunded pension obligations and annual funding costs. Any of the foregoing may adversely affect our financial condition and results of operations.

24.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan. In addition, as an institution possessing personal information, we are required to protect personal information in compliance with the Personal Information Protection Law and the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs.

In the event that customer information or our confidential information is lost or leaked due to such causes as inappropriate management, cyber-attacks or other forms of unauthorized access, or computer viruses, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk, resulting in loss of customer and market confidence. If our business environment deteriorates as a result of the foregoing, our business, financial condition and results of operations may suffer.

25.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, misconduct or inappropriate act by a director, officer or employee, failure to properly address potential conflicts of interest, litigation, system problems, criminal activities and other misconduct committed by third parties fraudulently using the names of our group companies, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices, and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these issues, we may lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

26.	Risks relating to retaining qualified employees

As our operations become more globalized and complex, it is becoming increasingly important for us to hire and retain highly skilled personnel and train them, but our failure to hire and retain the personnel that we need or train them may adversely affect our operations and operating results.

Additional Japanese GAAP Financial Information for the fiscal year ended March 31, 2017

1.	Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of Consolidated Subsidiaries: 213

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2017

In the current fiscal year, MUFG Investor Services (US), LLC and 8 other companies were newly consolidated following share acquisition or other reasons.

In the current fiscal year, PT. BTMU-BRI Finance and 19 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to sale of shares or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities Not Regarded as Subsidiaries Even Though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) Owns the Majority of Voting Rights:

Hygeia Co., Ltd.

OiDE CapiSEA, Inc.

OiDE Adjubilee, Inc.

(a)	Reasons for excluding from the scope of consolidation

These were not treated as subsidiaries because these were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Equity Method Affiliates: 58

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2017

In the current fiscal year, Hitachi Capital Corporation (“Hitachi Capital”) and 2 other companies were newly included in the scope of application of the equity method following share acquisition or other reasons.

In the current fiscal year, THE TAISHO BANK, LTD. and 9 other companies were excluded from the scope of application of the equity method because they were no longer equity method affiliates due to decreases in the ratios of voting rights held by MUFG following share exchange or other reasons.

Below is additional information.

1	Outline of the acquisition of shares of Security Bank Corporation

On January 14, 2016, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, has concluded the Subscription Agreement with Security Bank Corporation (“Security Bank”). And on April 1, 2016, BTMU acquired newly issued common shares and preferred shares, representing in the aggregate 20% of Security Bank’s shares and appointed two directors to Security Bank’s Board of Directors. As the result, Security Bank became an equity method affiliate of BTMU.

Overview of Security Bank, the investee, is as follows:

Corporate name (The equity method investee’s name)	Security Bank Corporation
Business description	Commercial Bank
Date of application of the equity method	April 1, 2016
Investment structure (taken for becoming an equity method affiliate)	Third-party allotment of newly issued shares
Percentage of voting rights following the share acquisition	20%

(1)	Period for which the results of operations of the equity method investee are included in the consolidated statements of income

The fiscal year end of Security Bank, the equity method investee, is the end of December, which differs by three months from the consolidated balance sheet date of MUFG. As the equity method began to apply to Security Bank on April 1, 2016, the results of operations of Security Bank for the period from April 1, 2016 to December 31, 2016 were included in the consolidated statements of income.

(2)	Outline of the accounting treatment applied

(a)	Acquisition Cost of the Investee and its Details

Consideration for the shares	Cash and due from banks	¥88,404 million
Expenses directly related to acquisition	Advisory fees, etc.	¥741 million

Acquisition cost		¥89,146 million

(b)	Amount of goodwill recorded, reason for recording goodwill, amortization method and amortization period

(i)	Amount of goodwill recorded

¥27,148 million

(ii)	Reason for recording goodwill

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

2	Outline of the acquisition of shares of Hitachi Capital

MUFG entered into a Share Purchase Agreement to acquire a portion of the common shares of Hitachi Capital held by Hitachi, Ltd. (“Hitachi”) and, on October 3, 2016, acquired 23% of Hitachi Capital’s common shares from Hitachi. Hitachi Capital became an equity method affiliate of MUFG.

Overview of Hitachi Capital, the investee, is as follows:

Corporate name (The equity method investee’s name)	Hitachi Capital Corporation
Business description	General leasing business
Date of application of the equity method	October 1, 2016
Investment structure (taken for becoming an equity method affiliate)	Share acquisition
Percentage of voting rights following the share acquisition	23%

(1)	Period for which the results of operations of the equity method investee are included in the consolidated statements of income

As the equity method began to apply to Hitachi Capital on October 1, 2016, the results of operations of Hitachi Capital for the period from October 1, 2016 to March 31, 2017 were included in the consolidated statements of income.

(2)	Outline of the accounting treatment applied

(a)	Acquisition Cost of the Investee and its Details

Consideration for the shares	Cash and due from banks	¥91,407 million
Expenses directly related to acquisition	Advisory fees, etc.	¥470 million

Acquisition cost		¥91,877 million

(b)	Amount of goodwill recorded, reason for recording goodwill, amortization method and amortization period

(i)	Amount of goodwill recorded

¥7,950 million

(ii)	Reason for recording goodwill

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

(5)	Entities Not Regarded as Affiliates in Which MUFG Owns 20% to 50% of Their Voting Rights

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Sanriku Resort Co., LTD.

(a)	Reasons for excluding from the scope of affiliates

These were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses, without any intent to control.

III.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

August 31:	1 subsidiary
October 31:	1 subsidiary
December 31:	131 subsidiaries
January 24:	13 subsidiaries
March 31:	67 subsidiaries

(a)	Changes in the balance sheet dates of consolidated subsidiaries

In the fiscal year ended March 31, 2017, Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad changed its balance sheet date from December 31 to March 31, making it consistent with the consolidated balance sheet date. For the accounting period for the fiscal year ended March 31, 2017, the subsidiary was consolidated based on its financial statements for the fifteen months from January 1, 2016 to March 31, 2017.

(2)	A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of February 28.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect the significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

IV.	Accounting Policies

(1)	Trading Assets and Trading Liabilities; Trading Income and Expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(a)	Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving-average method), and available-for-sale securities whose fair values cannot be reliably determined are stated at acquisition costs computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities that are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a).

Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (other than trading purposes) are calculated primarily based on fair value.

(4)	Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed using the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries determine an allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“Likely to become bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been written-off. The total amount of write-offs was ¥377,463 million. (¥397,076 million as of March 31, 2016).

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for Stocks Payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers under the Super IC Card and so on, is recorded in calculating by converting the unused and granted points into monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(12)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under Special Laws

Reserves under special laws represent the reserve for contingent liabilities from financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and Article 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement Benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the current fiscal year is determined using the benefit formula basis.

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, beginning in the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(15)	Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(16)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation for lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge Accounting

(a)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge Accounting for Stock Price Fluctuation Risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third-party transactions.

(18)	Amortization of Goodwill

Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

(19)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(20)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of Consolidated Taxation System

MUFG and some of its domestic consolidated subsidiaries adopt the consolidated taxation system.

(22)	Accounting of Bills Discounted and Rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with the criteria under JICPA Industry Audit Committee Report No. 24.

(23)	Accounting Standard for Foreign Subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the procedure of the consolidated accounting.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

They are also adjusted when necessary in the consolidated accounting.

2.	Additional Information

(Implementation Guidance on Recoverability of Deferred Tax Assets)

On March 28, 2016, the Accounting Standards Board of Japan (“ASBJ”) issued ASBJ Guidance No.26, “Implementation Guidance on Recoverability of Deferred Tax Assets.” MUFG adopted this guidance from April 1, 2016.

(Update of the Accounting Standards Codification (“ASC”) No. 825 (Financial Instruments) by the Financial Accounting Standards Board (“FASB”))

Beginning in the fiscal year ended March 31, 2017, a certain MUFG’s foreign affiliate under the equity method, to which Generally Accepted Accounting Principles in the United States of America (US-GAAP) apply, adopted early the update of ASC No.825 (Financial instruments).

Upon the adoption described above, with respect to financial liabilities which the foreign affiliate elected to measure at fair value under the fair value option, in accordance with the accounting standards, MUFG recorded the changes in the fair value of such financial instruments resulting from a change in the instrument-specific credit risk in the amount of Debt value adjustments of foreign subsidiaries and affiliates (“DVAs”) in accumulated other comprehensive income. MUFG made cumulative catch-up adjustments to the opening balances of retained earnings and DVAs, at the beginning of the fiscal year ended March 31, 2017.

As a result, at the beginning of the fiscal year ended March 31, 2017, retained earnings increased by ¥8,464 million, and DVAs decreased by ¥8,464 million.

In addition, ordinary profits and Income before income taxes for the fiscal year ended March 31, 2017, each increased by ¥7,399 million.

The effect on per share information is described in “Per Share Information” below.

(Implementation of a Board Incentive Plan (“BIP”) for Directors and Officers)

I.	Outline of the Plan

In the fiscal year ended March 31, 2017, MUFG implemented a performance-based director and officer stock compensation plan using a BIP trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers (“directors and so on.”) of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

In addition, at the date of November 14, 2016, for directors and so on, who hold stock options that had been allotted in the past, but have not been exercised, for the purpose of managing and operating director and officer stock compensation plan together with a performance-based director and officer stock compensation plan using a BIP trust in an integral manner, a transition from stock options to the plan using the BIP trust structure is implemented.

II.	Shares of MUFG Remaining in the Trust

At the end of the fiscal year ended March 31, 2017, the carrying amount and number of shares which remain in the trust are ¥17,635 million and 30,532 thousand shares, respectively, and are included in the treasury shares reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2016	March 31, 2017
Equity securities	¥2,559,559	¥2,743,181
Other capital investments in affiliates	29,730	12,099

II.	Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2016	March 31, 2017
Securities re-pledged	¥12,388,598	¥15,612,607
Securities re-loaned	222,362	483,330
Securities held without disposition	3,091,874	7,187,773

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2016	March 31, 2017
Bills discounted (face value)	¥1,088,768	¥1,368,274

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2016	March 31, 2017
Foreign currency bills re-discounted (face value)	¥8,860	¥3,936

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2016	March 31, 2017
Loans to bankrupt borrowers	¥54,913	¥46,498
Non-accrual delinquent loans	1,110,576	738,103

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2016	March 31, 2017
Accruing loans contractually past due 3 months or more	¥51,620	¥46,301

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2016	March 31, 2017
Restructured loans	¥438,767	¥708,354

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2016	March 31, 2017
The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,655,877	¥1,539,258

The amounts provided in Notes III to VI represent gross amounts before the deduction of allowances for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2016 and 2017 were as follows:

	(in millions of yen)
	March 31, 2016	March 31, 2017
Assets pledged as collateral:
Cash and due from banks	¥6,194	¥4,488
Trading assets	125,562	245,382
Securities	2,843,706	3,962,434
Loans and bills discounted	7,587,495	10,536,127

Total	¥10,562,958	¥14,748,433

Relevant liabilities to above assets:
Deposits	¥755,683	¥797,577
Trading liabilities	25,015	17,224
Borrowed money	9,323,452	13,484,211
Bonds payable	19,301	11,474
Other liabilities	—	11,009
Acceptances and guarantees	130,389	12,342

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2016	March 31, 2017
Cash and due from banks	¥3,425	¥4,319
Monetary claims bought	792,042	252,692
Trading assets	273,007	135,299
Securities	7,231,961	7,660,643
Loans and bills discounted	11,285,082	6,863,728

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending with cash collateral as of March 31, 2016 and 2017 were as follows:

	(in millions of yen)
	March 31, 2016	March 31, 2017
Trading assets	¥1,718,168	¥2,731,690
Securities	14,804,600	15,107,468

Total	¥16,522,769	¥17,839,158

Relevant liabilities to above assets:
Payables under repurchase agreements	¥13,081,752	¥7,539,867
Payables under securities lending transactions	3,069,990	4,339,644

VIII.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2016 and March 31, 2017 was as follows:

	(in millions of yen)
	March 31, 2016	March 31, 2017
Unused overdraft facilities and commitment lines of credit	¥88,241,307	¥88,770,960

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

IX.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

X.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2016	March 31, 2017
Accumulated depreciation on tangible fixed assets	¥1,218,922	¥1,222,436

XI.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2016	March 31, 2017
Deferred gains on tangible fixed assets	¥91,132	¥89,249
Deferred gains on tangible fixed assets for the fiscal year	¥286	¥1,846

XII.	Subordinated borrowings with the special provision which ranks below other debts with regard to fulfillment of obligation included in “Borrowed money”

	(in millions of yen)
	March 31, 2016	March 31, 2017
Subordinated borrowings	¥616,500	¥597,795

XIII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2016	March 31, 2017
Subordinated bonds	¥2,579,457	¥2,940,994

XIV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2016	March 31, 2017
Principal-guaranteed money trusts	¥7,111,058	¥6,678,398

XV.	Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2016	March 31, 2017
Guarantee obligations for private placement bonds	¥580,398	¥563,884

XVI.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

With respect to the regulatory investigations relating to MUFG’s foreign operations, where the loss was probable but the probable loss amount could not be reasonably estimated, as disclosed in MUFG’s current report on Form6-K, dated November 29, 2016, containing English translations of additional notes to MUFG’s Japanese GAAP semi-annual financial statements for the six months ended September 30, 2016, MUFG subsequently either resolved the matter or recorded a reserve based on a reasonably estimable probable loss amount by the end of the fiscal year.

4.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2016	2017
Equity in gains of the equity method investees	¥230,415	¥244,453
Gains on sales of equity securities	145,347	171,875

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2016	2017
Provision for reserve for contingent losses	¥101,239	¥270,318
Write-offs of loans	143,946	136,423

5.	Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2016 and 2017 were as follows:

	Millions of Yen
	2016	2017
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥ (270,406)	¥ (167,755)
Reclassification adjustments to profits (losses)	(292,154)	(236,057)

Amount before income tax effect	(562,560)	(403,812)
Income tax effect	216,339	125,123

Total	(346,220)	(278,689)

Deferred gains (losses) on derivatives under hedge accounting:
Gains (losses) arising during the year	297,261	(466,324)
Reclassification adjustments to profits (losses)	63,562	158,477
Adjustments to acquisition costs of assets	—	(2,798)

Amount before income tax effect	360,824	(310,645)
Income tax effect	(108,152)	98,195

Total	252,671	(212,449)

Land revaluation surplus:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income tax effect	—	—
Income tax effect	7,055	(21)

Total	7,055	(21)

Foreign currency translation adjustments:
Gains (losses) arising during the year	(221,119)	(150,867)
Reclassification adjustments to profits (losses)	1,243	10,987

Amount before income tax effect	(219,876)	(139,880)
Income tax effect	5,603	(5,450)

Total	(214,273)	(145,331)

Defined retirement benefit plans
Gains (losses) arising during the year	(222,444)	141,477
Reclassification adjustments to profits (losses)	17,198	53,672

Amount before income tax effect	(205,246)	195,150
Income tax effect	63,349	(60,589)

Total	(141,896)	134,560

Share of other comprehensive income in affiliates accounted for using the equity method:
Gains (losses) arising during the year	36,555	(102,099)
Reclassification adjustments to profits (losses)	(11,795)	(26,411)

Total	24,759	(128,510)

Total other comprehensive income	¥ (417,903)	¥ (630,441)

6.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2016

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2015	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2016	Note
Issued shares:
Common stock	14,168,853	—	—	14,168,853

Total	14,168,853	—	—	14,168,853

Treasury stock:
Common stock	151,014	232,946	3,706	380,255	(Note	)

Total	151,014	232,946	3,706	380,255

(Note)	The increase in the number of shares of common stock held in treasury by 232,946 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by Equity Method Affiliates. The decrease in the number of shares of common stock held in treasury by 3,706 thousand shares was mainly due to the delivery of shares upon the exercise of stock options, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by Equity Method Affiliates.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2016 (in millions of yen)
			As of April 1, 2015	Increase	Decrease	As of March 31, 2016
MUFG	Stock options	—					8,260

Total		—					8,260

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2016

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 25, 2015	Common stock	126,179	9	March 31, 2015	June 25, 2015

Meeting of Board of Directors on November 13, 2015	Common stock	125,212	9	September 30, 2015	December 4, 2015

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2016

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2016	Common stock	124,116	Retained earnings	9	March 31, 2016	June 29, 2016

For the fiscal year ended March 31, 2017

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2016	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2017	Note
Issued shares:
Common stock	14,168,853	—	—	14,168,853

Total	14,168,853	—	—	14,168,853

Treasury stock:
Common stock	380,255	363,467	4,812	738,910	(Note 1 and 2)

Total	380,255	363,467	4,812	738,910

(Note 1)	The increase in the number of shares of common stock held in treasury by 363,467 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the Board Incentive Plan (“BIP”) trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by Equity Method Affiliates. The decrease in the number of shares of common stock held in treasury by 4,812 thousand shares was mainly due to the delivery of shares upon the exercise of stock options, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the sale of shares by Equity Method Affiliates and a decrease in the number of shares held by Equity Method Affiliates.

(Note 2)

The number of shares of common stock as of March 31, 2017 includes 30,532 thousand shares held by the BIP trust. For the fiscal year ended March 31, 2017, the number of shares held by the BIP trust increased by 30,538 thousand shares and decreased by 5 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2017 (in millions of yen)
			As of April 1, 2016	Increase	Decrease	As of March 31, 2017
MUFG	Stock options	—					391

Consolidated subsidiaries	—	—					16

Total		—					407

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2017

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016

Meeting of Board of Directors on November 14, 2016	Common stock	122,440	9	September 30, 2016	December 5, 2016

(Note)	The total dividend amount as resolved by the meeting of the Board of Directors on November 14, 2016 includes ¥169 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2017

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	Retained earnings	9	March 31, 2017	June 30, 2017

(Note)	The total dividend amount includes ¥274 million of dividends on the treasury shares held by the BIP trust.

7.	Consolidated Statements of Cash Flows

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

	(in millions of yen)
	For the fiscal year ended March 31,
	2016	2017
Cash and due from banks	¥49,158,293	¥63,525,940
Time deposits and negotiable certificates of deposit in other banks	(30,394,436)	(29,557,548)

Cash and cash equivalents	18,763,856	33,968,391

8.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Due within one year	¥68,493	¥68,472
Due after one year	336,794	303,606

Total	¥405,287	¥372,078

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Due within one year	¥13,066	¥4,560
Due after one year	75,492	63,687

Total	¥88,558	¥68,247

9.	Financial Instruments

I.	Disclosure on Financial Instruments

(1)	Policy for Financial Instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedge risks through derivative transactions.

(2)	Nature and Extent of Risks Arising from Financial Instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions for purposes of hedging risks associated with derivative products, MUFG hedges against interest rate risks with instruments including fixed rate deposits, loans and bonds, floating rate deposits and loans, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks with instruments such as foreign currency denominated monetary claims and liabilities through hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the hedging instruments are almost identical to those of the hedged items. In limited circumstances, effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk Management Relating to Financial Instruments

(A)	Credit Risk Management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market Risk Management

(a)	Risk Management System

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back (operating and administrative section) and middle (risk control section) offices operate independently from the front (the market department) office. As part of risk control by management, the Board of Directors, etc. establish the framework for the market risk management system and define responsibilities relating to market operations. MUFG allocates economic capital corresponding to levels of market risk within the scope of the MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market Risk Management

MUFG regularly reports the status on group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each group company to the ALM Committees and the Corporate Risk Management Committee; while each group company internally reports daily to its risk management officer on the status of exposure to market risk and compliance with quantitative limits on market risk and losses, MUFG conducts comprehensive analyses on risk profiles including stress testing.

MUFG administers risks at each business unit at MUFG’s group companies by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the process and periodically verifies through internal audits that the valuation methods and operation of such transactions are appropriate.

(c)	Market Risk Measurement Model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk using the Value at Risk (“VaR”), Value at Idiosyncratic Risk (“VaI”) and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a uniform market risk measurement model. The principal method used for the model is the historical simulation method (holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, because VaR and VaI measure market risks with a fixed event probability calculated statistically based on past market changes, they may not be able to ascertain risks when market volatility reaches abnormal levels.

(d)	Quantitative Information in Respect of Market Risk

(i)	Amount of Market Risk Associated with Trading Activities

The amount of consolidated market risk associated with trading activities across the Group was ¥15.9 billion and ¥21.2 billion as of March 31, 2017 and 2016, respectively.

(ii)	Amount of Market Risk Associated with Banking Activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥372.8 billion and ¥540.3 billion as of March 31, 2017 and 2016, respectively. As an appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposit and prepayment in loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of the statistical analysis using the data on the transition of balance by product, prospective of deposit interest rate and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, the deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through the statistical analysis based on factors including interest rate fluctuation and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

The market value of the strategically held stocks (publicly traded) of MUFG as of March 31, 2017 and 2016 was subject to a variation of approximately ¥3.4 billion and ¥3.6 billion, respectively, when the TOPIX index moves one point in either direction.

(e)	Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtestings to compare the VaR with one-day holding period computed by the model with the daily assumptive profit or loss.

MUFG also endeavors to secure the accuracy by verifying the reasonableness of assumptions used by the market risk measurement model and identifying the characteristics of the market risk measurement model in use from diversified viewpoints.

The results of backtesting for the years ended March 31, 2017 and 2016 in the trading activities of MUFG showed that hypothetical loss never exceeded VaR. Since the frequency of the excess falls within four times, it is considered that MUFG’s VaR model provided reasonably accurate measurements of market risk.

(f)	Stress Testing

The historical simulation method, in which the potential loss for a certain period (10 business days) is calculated by applying market fluctuations over a fixed period in the past (701 business days, approximately 3 years) to the current portfolio held, is adopted for VaR measured by a market risk measurement model. For this reason, losses greater than VaR may arise in cases where a market fluctuation before the observation period occurs or each risk factors such as interest rates and exchange rates show different moves from historical correlations.

As a means to measure expected losses that cannot be captured by these current risk measurement method models, the Group conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C)	Management of Liquidity Risk Associated with Funding Activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses on various stages according to the urgency of funding needs and exercise management on each such stage. The department responsible for liquidity risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee and the Board of Directors the results of its activities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary Explanation on Fair Value, etc. of Financial Instruments

The fair value of financial instruments includes, in addition to the value determined based on the market price, a valuation calculated on a reasonable basis if no market price is available. Certain assumptions are used for the calculation of such amount. Accordingly, the result of such calculation may vary if different assumptions are used.

II.	Disclosure on the Fair Value and Other Matters of Financial Instruments

The following table summarizes the amount stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2016 and 2017 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value cannot be reliably determined (see Note 2).

		Millions of Yen
		March 31, 2016
		Amount on consolidated balance sheet	Fair value	Difference
(1)	Cash and due from banks	¥49,158,293	¥49,158,293	¥—
(2)	Call loans and bills bought	660,015	660,015	—
(3)	Receivables under resale agreements	7,466,633	7,466,633	—
(4)	Receivables under securities borrowing transactions	6,041,983	6,041,983	—
(5)	Monetary claims bought (*1)	4,733,393	4,730,669	(2,723)
(6)	Trading assets	4,569,638	4,569,638	—
(7)	Money held in trust	679,678	679,243	(435)
(8)	Securities:
	Dedt securities being held to maturity	2,334,278	2,399,033	64,754
	Available-for-sale securities	64,843,522	64,843,522	—
(9)	Loans and bills discounted	113,756,325
	Allowance for credit losses (*1)	(921,546)

		112,834,779	114,507,040	1,672,261

(10)	Foreign exchanges (*1)	1,792,888	1,792,888	—

Total assets		¥255,115,104	¥256,848,961	¥1,733,857

(1)	Deposits	¥160,965,056	¥161,003,509	¥38,452
(2)	Negotiable certificates of deposit	11,591,578	11,596,148	4,569
(3)	Call money and bills sold	1,360,238	1,360,238	—
(4)	Payables under repurchase agreements	23,515,240	23,515,240	—
(5)	Payables under securities lending transactions	4,710,407	4,710,407	—
(6)	Commercial papers	2,292,282	2,292,282	—
(7)	Trading liabilities	1,655,277	1,655,277	—
(8)	Borrowed money	12,482,277	12,527,811	45,533
(9)	Foreign exchanges	2,054,937	2,054,937	—
(10)	Short-term bonds payable	752,492	752,492	—
(11)	Bonds payable	9,190,542	9,342,105	151,563
(12)	Due to trust accounts	13,296,033	13,296,033	—

Total liabilities		¥243,866,364	¥244,106,483	¥240,118

Derivative transactions (*2):
	Activities not qualifying for hedge accounting	¥345,179	¥345,179	¥—
	Activities qualifying for hedge accounting	513,695	513,695	—

Total derivative transactions		¥858,875	¥858,875	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

		Millions of Yen
		March 31, 2017
		Amount on consolidated balance sheet	Fair value	Difference
(1)	Cash and due from banks	¥63,525,940	¥63,525,940	¥—
(2)	Call loans and bills bought	649,147	649,147	—
(3)	Receivables under resale agreements	8,066,973	8,066,973	—
(4)	Receivables under securities borrowing transactions	11,002,723	11,002,723	—
(5)	Monetary claims bought (*1)	4,707,868	4,713,684	5,816
(6)	Trading assets	6,459,179	6,459,179	—
(7)	Money held in trust	806,881	805,546	(1,334)
(8)	Securities:
	Dedt securities being held to maturity	2,313,276	2,354,671	41,395
	Available-for-sale securities	54,151,666	54,151,666	—
(9)	Loans and bills discounted	109,005,231
	Allowance for credit losses (*1)	(789,720)

		108,215,511	109,775,258	1,559,746

(10)	Foreign exchanges (*1)	2,083,530	2,083,530	—

Total assets		¥261,982,698	¥263,588,322	¥1,605,623

(1)	Deposits	¥170,730,221	¥170,774,951	¥44,729
(2)	Negotiable certificates of deposit	11,341,571	11,358,364	16,792
(3)	Call money and bills sold	1,973,569	1,973,569	—
(4)	Payables under repurchase agreements	17,636,962	17,636,962	—
(5)	Payables under securities lending transactions	5,538,739	5,538,739	—
(6)	Commercial papers	2,307,222	2,307,222	—
(7)	Trading liabilities	3,185,075	3,185,075	—
(8)	Borrowed money	16,971,085	16,996,959	25,873
(9)	Foreign exchanges	1,970,980	1,970,980	—
(10)	Short-term bonds payable	847,999	847,999	—
(11)	Bonds payable	9,893,687	10,047,031	153,343
(12)	Due to trust accounts	9,893,881	9,893,881	—
(13)	Other liabilities (*2)	57,900	57,900	—

Total liabilities		¥252,348,898	¥252,589,638	¥240,740

Derivative transactions (*3):
	Activities not qualifying for hedge accounting	¥244,951	¥244,951	¥—
	Activities qualifying for hedge accounting	189,610	189,610	—

Total derivative transactions		¥434,561	¥434,561	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	The figures for derivative transactions are excluded. Financial instruments subject to disclosure of fair value classified under other liabilities are shown in the table.
(*3)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

(Note 1)	Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from Banks

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call Loans and Bills Bought, (3) Receivables under Resale Agreements and (4) Receivables under Securities Borrowing Transactions

For each of these items, the contract terms of the majority of the transactions are short (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary Claims Bought

The fair value of monetary claims bought is determined based on the price quoted by the financial institutions from which these claims are purchased or on the amount reasonably calculated according to the reasonable estimate.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account two different prices. The first price is calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data. The second is the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For certain monetary claims bought for which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount from their qualitative viewpoint.

(6)	Trading Assets

For securities such as bonds that are held for trading purposes, the fair value is determined based on the price quoted by stock exchanges or by the financial institutions from which these securities are purchased, or determined at the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

(7)	Money Held in Trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money Held in Trust” for notes on Money held in trust by categories based on each purpose of holding the money held in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges. The fair value of bonds is determined based on the price quoted by stock exchanges or by the financial institutions from which they are purchased, or based on the price reasonably calculated. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, amount to be collected from collaterals and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

See “Securities” for notes on securities by categories based on each purpose of holding the securities.

(9)	Loans and Bills Discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity period, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from Bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

(10)	Foreign Exchanges

Foreign exchanges consist of foreign currency deposits with other banks that are “Due from foreign banks (our accounts),” short-term loans involving foreign currencies that are “Due from other foreign banks (their accounts),” export bills, traveler’s checks and other bills (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) Negotiable Certificates of Deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity periods. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call Money and Bills Sold, (4) Payables under Repurchase Agreements, (5) Payables under Securities Lending Transactions and (6) Commercial Papers

For each of these items, the majority of transactions are short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(7)	Trading Liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by stock exchanges or the financial institutions to which these securities were sold.

(8)	Borrowed Money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate borrowings reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to MUFG or MUFG’s consolidated subsidiaries.

(9)	Foreign Exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value of these contracts, as the fair value approximates such carrying amount.

(10)	Short-term Bonds Payable

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they carried short contract terms (1 year or less).

(11)	Bonds Payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to MUFG or MUFG’s consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to Trust Accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	Other Liabilities

For other liabilities, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they carried short contract terms (1 year or less).

Derivative Transactions

See “Derivatives” for notes on derivative transactions.

(Note 2)	The following table summarizes financial instruments on the consolidated balance sheet whose fair value cannot be reliably determined. These securities are not included in the amount presented under the line item “Assets — (8) Assets-Available-for-sale securities” in the table summarizing fair value of financial instruments.

	Millions of Yen
	Amount on consolidated balance sheet
	March 31, 2016	March 31, 2017
Unlisted equity securities (*1) (*2)	¥196,345	¥197,035
Investment in partnerships and others (*2) (*3)	59,513	54,397
Others (*2)	966	959

Total	¥256,825	¥252,392

(*1)	Unlisted equity securities do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥15,378 million and ¥1,918 million was recorded in the fiscal years ended March 31, 2016 and 2017, respectively.
(*3)	Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.

(Note 3)	Maturity analysis for financial assets and securities with contractual maturities

	Millions of Yen
	March 31, 2016
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥14,430,659	¥9,891,665	¥9,807,561	¥5,153,845	¥11,640,737	¥10,975,280
Held-to-maturity securities:	808	816	131,589	396,861	2,047,256	1,293,363
Japanese government bonds	25	—	—	—	1,101,082	—
Foreign bonds	783	816	68,846	123,121	13,661	1,025,942
Other	—	—	62,742	273,740	932,512	267,420
Available-for-sale securities with contractual maturities:	14,429,851	9,890,849	9,675,972	4,756,983	9,593,481	9,681,917
Japanese government bonds	10,790,784	5,491,168	3,057,487	1,649,157	3,009,125	3,258,275
Municipal bonds	10,160	90,933	15,997	—	328,008	4,229
Corporate bonds	180,440	365,244	253,871	132,070	644,446	1,041,348
Foreign bonds	3,376,398	3,625,445	6,176,282	2,936,246	5,351,711	5,166,322
Other	72,067	318,057	172,334	39,508	260,188	211,740
Loans (*1) (*3)	48,231,539	20,402,608	16,172,648	6,374,760	5,964,861	15,431,165

Total	¥62,662,199	¥30,294,274	¥25,980,210	¥11,528,606	¥17,605,598	¥26,406,445

(*1)	The amounts above are stated using the carrying amounts.
(*2)	Securities include trust beneficiaries of “Monetary claims bought.”
(*3)	Loans do not include those amounts whose repayment schedules cannot be determined including due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥1,178,741 million.

	Millions of Yen
	March 31, 2017
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥16,544,547	¥7,618,205	¥5,853,359	¥3,068,433	¥7,073,051	¥10,329,080
Held-to-maturity securities:	485	83,493	49,944	412,635	1,692,886	1,352,144
Japanese government bonds	—	—	—	199,742	901,212	—
Foreign bonds	485	72,607	1,224	94,568	14,257	1,029,177
Other	—	10,886	48,720	118,324	777,416	322,966
Available-for-sale securities with contractual maturities:	16,544,061	7,534,712	5,803,414	2,655,797	5,380,164	8,976,936
Japanese government bonds	13,915,176	3,039,982	3,233,190	674,494	1,022,910	2,124,856
Municipal bonds	42,038	53,363	62,400	20,816	830,966	290
Corporate bonds	155,997	336,642	407,317	241,112	538,631	988,853
Foreign bonds	2,340,858	3,604,355	1,919,628	1,648,728	2,735,702	5,657,211
Other	89,991	500,369	180,876	70,645	251,952	205,725
Loans (*1) (*3)	42,764,441	19,957,317	15,863,734	6,862,120	6,465,520	16,295,427

Total	¥59,308,988	¥27,575,523	¥21,717,093	¥9,930,553	¥13,538,571	¥26,624,508

(*1)	The amounts above are stated using the carrying amounts.
(*2)	Securities include trust beneficiaries of “Monetary claims bought.”
(*3)	Loans do not include those amounts whose repayment schedules cannot be determined including due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥796,670 million.

(Note 4)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest bearing liabilities

	Millions of Yen
	March 31, 2016
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥53,872,072	¥8,988,863	¥1,548,145	¥69,105	¥123,074	¥1,083
Borrowed money (*1) (*2) (*3)	4,939,853	3,922,694	2,454,199	359,207	423,536	382,786
Bonds (*1) (*2)	1,419,905	2,146,133	1,816,275	1,265,288	987,646	1,555,291

Total	¥60,231,831	¥15,057,691	¥5,818,620	¥1,693,601	¥1,534,257	¥1,939,162

(*1)	The amounts above are stated at the carrying amount.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2016.

	Millions of Yen
	March 31, 2017
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥52,546,147	¥8,218,918	¥1,294,594	¥72,532	¥128,414	¥5,078
Borrowed money (*1) (*2) (*3)	2,783,054	3,759,278	9,061,380	569,554	336,660	461,157
Bonds (*1) (*2)	1,305,422	2,126,792	2,179,612	727,938	1,605,059	1,948,862

Total	¥56,634,624	¥14,104,988	¥12,535,587	¥1,370,025	¥2,070,133	¥2,415,099

(*1)	The amounts above are stated at the carrying amount. Interest bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2017.

10.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in ”Monetary claims bought” and others.

I.	Trading Securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2016	2017
Net unrealized gains (losses) recorded on the consolidated statement of income	¥4,196	¥17,433

II.	Debt Securities Being Held to Maturity

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:
Domestic bonds	¥1,101,107	¥1,159,115	¥58,008
Government bonds	1,101,107	1,159,115	58,008
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,157,524	1,179,101	21,576
Foreign bonds	714,485	727,290	12,805
Other	443,039	451,810	8,771

Subtotal	¥2,258,631	¥2,338,216	¥79,584

Securities whose fair value does not exceed amount on consolidated balance sheet:
Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,627,607	1,612,541	(15,066)
Foreign bonds	518,685	512,627	(6,058)
Other	1,108,922	1,099,914	(9,007)

Subtotal	¥1,627,607	¥1,612,541	¥(15,066)

Total	¥3,886,239	¥3,950,758	¥64,518

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:
Domestic bonds	¥1,100,955	¥1,144,070	¥43,114
Government bonds	1,100,955	1,144,070	43,114
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,628,384	1,647,753	19,369
Foreign bonds	529,118	539,372	10,253
Other	1,099,265	1,108,381	9,115

Subtotal	¥2,729,339	¥2,791,823	¥62,484

Securities whose fair value does not exceed amount on consolidated balance sheet:
Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	831,485	819,327	(12,158)
Foreign bonds	683,202	671,229	(11,973)
Other	148,283	148,098	(185)

Subtotal	¥831,485	¥819,327	¥(12,158)

Total	¥3,560,825	¥3,611,151	¥50,325

III.	Available-for-sale Securities

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:
Domestic equity securities	¥4,470,335	¥2,174,567	¥2,295,767
Domestic bonds	25,972,881	25,251,159	721,722
Government bonds	23,143,622	22,511,489	632,132
Municipal bonds	412,716	401,093	11,623
Corporate bonds	2,416,542	2,338,575	77,966
Other securities	24,976,085	24,287,079	689,005
Foreign equity securities	92,567	57,122	35,445
Foreign bonds	23,029,536	22,484,665	544,870
Other	1,853,981	1,745,292	108,689

Subtotal	¥55,419,301	¥51,712,806	¥3,706,495

Securities whose fair value does not exceed the acquisition cost:
Domestic equity securities	¥402,877	¥493,219	¥(90,342)
Domestic bonds	4,349,610	4,353,085	(3,475)
Government bonds	4,112,375	4,112,607	(231)
Municipal bonds	36,613	36,697	(84)
Corporate bonds	200,621	203,780	(3,159)
Other securities	5,346,690	5,474,071	(127,380)
Foreign equity securities	56,509	68,134	(11,624)
Foreign bonds	3,620,897	3,654,781	(33,883)
Other	1,669,284	1,751,156	(81,872)

Subtotal	¥10,099,178	¥10,320,377	¥(221,198)

Total	¥65,518,480	¥62,033,183	¥3,485,297

(Note)	The total difference amount shown in the table above includes ¥5,480 million revaluation losses on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:
Domestic equity securities	¥4,944,994	¥2,258,497	¥2,686,496
Domestic bonds	20,780,952	20,369,762	411,190
Government bonds	18,414,996	18,061,950	353,046
Municipal bonds	430,192	422,278	7,913
Corporate bonds	1,935,764	1,885,533	50,231
Other securities	10,579,403	10,243,139	336,263
Foreign equity securities	121,538	62,045	59,492
Foreign bonds	9,049,374	8,895,093	154,280
Other	1,408,490	1,286,000	122,489

Subtotal	¥36,305,350	¥32,871,399	¥3,433,950

Securities whose fair value does not exceed the acquisition cost:
Domestic equity securities	¥219,659	¥270,965	¥(51,305)
Domestic bonds	6,907,889	6,919,949	(12,060)
Government bonds	5,595,615	5,597,649	(2,034)
Municipal bonds	579,683	584,128	(4,444)
Corporate bonds	732,590	738,171	(5,581)
Other securities	11,380,249	11,611,770	(231,521)
Foreign equity securities	61,264	70,881	(9,616)
Foreign bonds	8,867,932	9,030,700	(162,768)
Other	2,451,052	2,510,188	(59,136)

Subtotal	¥18,507,798	¥18,802,685	¥(294,887)

Total	¥54,813,148	¥51,674,085	¥3,139,063

(Note)	The total difference amount shown in the table above includes ¥41,607 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale Securities Sold

	(in millions of yen)
	For the fiscal year ended March 31, 2016
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥226,737	¥109,614	¥1,846
Domestic bonds	41,274,799	123,202	29,464
Government bonds	41,035,107	121,845	29,234
Municipal bonds	68,124	293	107
Corporate bonds	171,568	1,063	122
Other securities	18,141,520	183,499	130,113
Foreign equity securities	13,692	1,066	1,164
Foreign bonds	16,918,883	142,276	102,273
Other	1,208,943	40,156	26,674
Total	¥59,643,057	¥416,315	¥161,424

	(in millions of yen)
	For the fiscal year ended March 31, 2017
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥287,512	¥143,902	¥4,975
Domestic bonds	11,960,020	147,137	50,000
Government bonds	11,452,696	144,004	48,992
Municipal bonds	115,974	371	445
Corporate bonds	391,349	2,761	562
Other securities	26,827,719	230,106	253,165
Foreign equity securities	16,297	2,444	735
Foreign bonds	25,533,226	200,156	223,968
Other	1,278,195	27,505	28,461
Total	¥39,075,252	¥521,146	¥308,141

V.	Securities Reclassified due to Change of Purposes to be Held

In the current fiscal year, certain securitized products amounting to ¥14,142 million were reclassified from “debt securities being held to maturity” to “available-for-sale securities” at the domestic consolidated banking subsidiaries as of February 1, 2017.

Such reclassification was for bonds yet to be compliant with the U.S. Dodd-Frank Law, because they were regarded as difficult to be able to comply with the Law and were held by the required deadline of July 2017.

The bonds were sold after the reclassification, which has the minimal impact on the consolidated financial statements.

VI.	Securities Incurred Impairment Losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain securities of which fair value cannot be reliably determined) are subject to write-downs when their fair value has been significantly declined and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the fiscal year (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2016 were ¥10,351 million consisting of ¥10,063 million on equity securities and ¥287 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2017 were ¥913 million consisting of ¥639 million on equity securities and ¥274 million on bonds and other securities.

“Significantly decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close watch:

Fair value has declined 30% or more from acquisition cost.

Normal issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” mean issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” mean issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” mean issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” mean issuers who are financially weak and under close monitoring conducted by MUFG’s subsidiaries.

“Normal issuers” mean issuers who do not correspond to any of the four categories of issuers mentioned above.

11.	Money Held in Trust

I.	Money Held in Trust for Trading Purpose

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥70,196	¥(222)

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥34,327	¥632

II.	Money Held in Trust Being Held to Maturity

	(in millions of yen)
	March 31, 2016
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥46,266	¥46,761	¥494	¥494	¥—

	(in millions of yen)
	March 31, 2017
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥61,322	¥61,694	¥372	¥372	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of the difference between (a) and (b).

III.	Money Held in Trust not for Trading Purposes or Being Held to Maturity

	(in millions of yen)
	March 31, 2016
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥563,215	¥561,853	¥1,361	¥1,361	¥—

	(in millions of yen)
	March 31, 2017
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥711,230	¥710,210	¥1,020	¥1,020	¥—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

12.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following :

As of March 31, 2016

(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities	3,473,305
Available-for-sale securities	3,499,436
Money held in trust not for trading purpose or being held to maturity	1,361
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(27,492)
Deferred tax liabilities	(1,011,562)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share in affiliates’ unrealized gains (losses))	2,461,743
Non-controlling interests	9,785
MUFG’s ownership share in equity-method affiliates’ unrealized gains (losses) on available-for-sale securities	15,098
Total	2,486,627

(Notes)	(1)	“Net unrealized gains (losses) on available-for-sale securities” shown in the above table excluded ¥5,480 million of revaluation losses on securities as a result of the application of the fair value hedge accounting method, which were recorded in current earnings.
	(2)	“Net unrealized gains (losses) on available-for-sale securities” shown in the above table included ¥8,659 million of unrealized gains on securities in investment limited partnerships.

As of March 31, 2017

(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities	3,087,268
Available-for-sale securities	3,099,560
Money held in trust not for trading purpose or being held to maturity	1,020
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(13,313)
Deferred tax liabilities	(886,189)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share in affiliates’ unrealized gains (losses))	2,201,079
Non-controlling interests	(7,752)
MUFG’s ownership share in equity-method affiliates’ unrealized gains (losses) on available-for-sale securities	(8,728)
Total	2,184,597

(Notes)	(1)	“Net unrealized gains (losses) on available-for-sale securities” shown in the above table excluded ¥41,607 million of revaluation gains on securities as a result of the application of the fair value hedge accounting method, which were recorded in current earnings.
	(2)	“Net unrealized gains (losses) on available-for-sale securities” shown in the above table included ¥2,104 million of unrealized gains on securities in investment limited partnerships.

13.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,884,594	¥3,915,036	¥(3,796)	¥(3,796)
	Bought	16,513,663	11,722,714	11,592	11,592
Interest rate options	Sold	1,655,317	15,003	(108)	82
	Bought	1,602,451	—	123	(180)
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	39,821,214	529,083	(1,474)	(1,474)
	Bought	40,875,918	237,386	(596)	(596)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	456,168,774	361,183,148	14,593,288	14,593,288
	Receivable floating rate/ Payable fixed rate	450,130,967	370,696,143	(14,301,769)	(14,301,769)
	Receivable floating rate/ Payable floating rate	82,276,639	69,785,725	85,444	85,444
	Receivable fixed rate/ Payable fixed rate	427,622	367,231	1,966	1,966
Interest rate swaptions	Sold	28,059,197	19,850,840	(877,013)	(269,451)
	Bought	26,277,391	18,199,977	709,775	188,983
Other	Sold	3,052,623	2,276,144	(47,111)	(26,605)
	Bought	3,560,785	2,475,805	53,431	26,194

Total		—	—	¥223,753	¥303,679

Notes:
1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2017
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,568,734	¥3,783,599	¥22,286	¥22,286
	Bought	8,117,774	7,262,088	(42,965)	(42,965)
Interest rate options	Sold	1,139,524	—	64	126
	Bought	1,369,323	—	(6)	(95)
OTC transactions:
Forward rate agreements	Sold	41,709,651	2,713,200	(12,715)	(12,715)
	Bought	40,144,094	2,335,493	9,495	9,495
Interest rate swaps	Receivable fixed rate/ Payable floating rate	489,113,504	383,918,385	9,849,312	9,849,312
	Receivable floating rate/ Payable fixed rate	488,019,539	384,293,182	(9,561,240)	(9,561,240)
	Receivable floating rate/ Payable floating rate	90,998,055	77,961,670	65,023	65,023
	Receivable fixed rate/ Payable fixed rate	603,927	530,072	12,349	12,349
Interest rate swaptions	Sold	26,719,351	18,996,577	(762,751)	(10,998)
	Bought	22,837,303	16,030,771	607,769	28,953
Other	Sold	3,351,101	2,827,121	(50,486)	(17,400)
	Bought	3,788,399	3,414,843	56,801	9,960

Total		—	—	¥192,936	¥352,092

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(2)	Currency-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥411,256	¥9,116	¥(3,061)	¥(3,061)
	Bought	566,313	330,122	10,865	10,865
OTC transactions:
Currency swaps		57,930,388	42,287,749	(32,737)	(32,737)
Forward contracts on foreign exchange	Sold	61,127,116	2,574,392	265,814	265,814
	Bought	58,156,644	2,494,970	(127,107)	(127,107)
Currency options	Sold	8,838,234	4,191,123	(244,520)	59,821
	Bought	8,312,526	3,787,864	217,566	(28,218)

Total		—	—	¥86,818	¥145,375

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥90,028	¥9,028	¥643	¥643
	Bought	462,836	170,313	(4,394)	(4,394)
OTC transactions:
Currency swaps		57,568,038	46,233,338	(65,667)	(65,667)
Forward contracts on foreign exchange	Sold	61,904,182	3,918,754	21,604	21,604
	Bought	58,543,130	3,984,278	51,108	51,108
Currency options	Sold	7,854,972	3,742,437	(98,675)	139,253
	Bought	7,435,904	3,452,501	113,120	(79,902)

Total		—	—	¥17,740	¥62,646

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

(3)	Equity-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥495,166	¥28,533	¥36	¥36
	Bought	168,956	27,306	4,419	4,419
Stock index options	Sold	900,200	438,503	(88,295)	(6,351)
	Bought	679,463	319,969	60,160	(832)
OTC transactions:
OTC securities option transactions	Sold	686,080	477,944	(104,181)	(76,012)
	Bought	628,455	442,058	106,546	89,398
OTC securities index swap transactions	Receivable index volatility/ Payable rate	50,057	33,654	(6,556)	(6,556)
	Receivable rate/ Payable index volatility	193,760	155,664	42,420	42,420
Forward transactions in OTC securities indexes	Sold	4,001	—	14	14
	Bought	18,353	—	(758)	(758)
Total return swaps	Sold	—	—	—	—
	Bought	8,056	—	(186)	(186)

Total		—	—	¥13,620	¥45,592

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥714,814	¥28,533	¥8,081	¥8,081
	Bought	212,755	13,055	8,380	8,380
Stock index options	Sold	920,359	548,323	(80,847)	15,338
	Bought	605,670	374,733	50,953	(8,191)
OTC transactions:
OTC securities option transactions	Sold	542,370	363,792	(83,780)	(60,997)
	Bought	686,877	534,954	98,161	85,019
OTC securities index swap transactions	Receivable index volatility/ Payable rate	116,764	111,134	(8,793)	(8,793)
	Receivable rate/ Payable index volatility	480,124	443,513	29,277	29,277
Forward transactions in OTC securities indexes	Sold	738	—	24	24
	Bought	68,845	—	(1,100)	(1,100)

Total		—	—	¥20,358	¥67,039

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(4)	Bond-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥364,277	¥—	¥(179)	¥(179)
	Bought	308,407	—	(411)	(411)
Bond futures options	Sold	61,737	—	(96)	13
	Bought	161,790	—	324	20
OTC transactions:
Bond OTC options	Sold	158,030	—	(666)	207
	Bought	172,082	—	1,781	953
Bond forward contracts	Sold	5,272	—	(32)	(32)
	Bought	70	—	0	0
Bond OTC swaps	Receivable fixed rate / payable variable rate	38,100	38,100	6,575	6,575
	Receivable variable rate / payable fixed rate	2,000	2,000	70	70
	Receivable variable rate / payable variable rate	384,093	384,093	(4,907)	(4,907)
	Receivable fixed rate / payable fixed rate	27,000	27,000	5,141	5,141
Total return swaps	Sold	—	—	—	—
	Bought	111,818	68,928	110	110

Total		—	—	¥7,710	¥7,562

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2017
		Contract amount			Valuation
		Total	Over one year	Fair value	gains (losses)
Transactions listed on exchanges:
Bond futures	Sold	¥405,989	¥—	¥(180)	¥(180)
	Bought	707,872	—	3,763	3,763
Bond futures options	Sold	449,113	—	(959)	(39)
	Bought	604,739	—	237	(82)
OTC transactions:
Bond OTC options	Sold	269,601	—	(581)	(94)
	Bought	261,442	—	432	(57)
Bond forward contracts	Sold	1,059,812	10,775	398	398
	Bought	695,541	—	379	379
Bond OTC swaps	Receivable fixed rate / payable variable rate	6,800	6,800	1,308	1,308
	Receivable variable rate / payable fixed rate	2,000	—	64	64
	Receivable variable rate / payable variable rate	236,014	236,014	(9,144)	(9,144)
	Receivable fixed rate / payable fixed rate	30,500	30,500	5,145	5,145
Total return swaps	Sold	78,533	78,533	(0)	(0)
	Bought	158,710	89,879	10,224	10,224

Total		—	—	¥11,086	¥11,683

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(5)	Commodity-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable rate	¥209,215	¥126,376	¥(38,485)	¥(38,485)
	Receivable rate/ Payable index volatility	252,698	140,461	44,459	44,459
Commodity options	Sold	117,205	71,840	(9,120)	(9,118)
	Bought	117,106	71,740	9,068	9,066

Total		—	—	¥5,921	¥5,922

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The Commodities are mainly those related to oil.

		Millions of Yen
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable rate	¥150,514	¥109,498	¥(13,125)	¥(13,125)
	Receivable rate/ Payable index volatility	153,682	112,083	17,209	17,209
Commodity options	Sold	83,950	39,154	(2,281)	(1,828)
	Bought	83,849	39,054	2,205	2,052

Total		—	—	¥4,008	¥4,307

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The Commodities are mainly those related to oil and other commodities.

(6)	Credit-related derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,008,784	¥2,393,985	¥26,068	¥26,068
	Bought	3,266,898	2,508,072	(19,987)	(19,987)

Total		—	—	¥6,081	¥6,081

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		Millions of Yen
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,817,574	¥2,001,353	¥39,461	¥39,461
	Bought	3,096,646	2,229,860	(41,642)	(41,642)

Total		—	—	¥(2,181)	¥(2,181)

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥33,775	¥15,451	¥(505)	¥(164)
	Bought	34,478	15,813	1,214	323
SVF Wrap Products	Sold	2,102,876	1,261,963	(1)	(1)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,321	5,321	566	566

Total		—	—	¥1,273	¥724

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		Millions of Yen
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥26,414	¥18,000	¥(729)	¥2,080
	Bought	26,776	18,000	1,093	(879)
SVF Wrap Products	Sold	2,202,379	1,220,063	(19)	(19)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,298	1,963	657	657

Total		—	—	¥1,002	¥1,838

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type, hedge accounting method and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, and deposits
	Receivable fixed rate/ Payable floating rate		¥19,526,390	¥17,879,192	¥524,228
	Receivable floating rate/ Payable fixed rate		10,698,766	10,139,694	(280,957)
	Interest rate futures		2,192,633	1,441,979	1,278
Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	151,611	125,708	(2,468)
Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	654,685	654,685	Notes 3
			259,525	188,381

Total			—	—	¥242,081

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model or other methods.

3.	The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

			Millions of Yen
			March 31, 2017
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, and deposits
	Receivable fixed rate/ Payable floating rate		¥20,864,292	¥19,522,614	¥14,432
	Receivable floating rate/ Payable fixed rate		9,852,568	8,991,980	(19,707)
	Interest rate futures		549,601	549,601	(298)
Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	120,361	120,361	(2,078)
Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	495,440	403,436	Notes 3
			259,723	207,733

Total			—	—	¥(7,652)

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model or other methods.

3.	The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

(2)	Currency-related derivatives

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥18,829,897	¥13,401,852	¥262,685
	Foreign currency forward contracts	Investments in equity interests in foreign subsidiaries	299,775	25,582	9,434
Allocation method	Currency swaps	Loans denominated in foreign currencies, borrowings or other transactions	152,394	135,344	Notes 3

Total			—	—	¥272,120

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”
2.	The fair values are calculated using the discounted present value model or other methods.
3.	The fair values of foreign currency forward contracts accounted for in accordance with the provisional hedge accounting treatment for foreign currency forward contracts are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

			Millions of Yen
			March 31, 2017
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥20,025,856	¥13,785,069	¥187,377
	Foreign currency forward contracts	Securities denominated in foreign currencies	38,923	920	(2,687)
Allocation method	Currency swaps	Loans denominated in foreign currencies, borrowings or other transactions	175,783	115,049	Notes 3

Total			—	—	¥184,689

Notes:

1.	These derivatives are accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”
2.	The fair values are calculated using the discounted present value model or other methods.
3.	The fair values of foreign currency forward contracts accounted for in accordance with the provisional hedge accounting treatment for foreign currency forward contracts are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

(3)	Equity-related derivatives

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Stock index futures	Available-for-sale securities (investment trusts)	¥945	¥—	¥(3)
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	275,225	21,591	419

Total			—	—	¥416

Note:	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model or other methods.

			Millions of Yen
			March 31, 2017
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥429,162	¥232,044	¥10,241
	Equity forward transactions	Available-for-sale securities (equity securities)	1,174	—	149

Total			—	—	¥10,391

Note: The fair values are calculated using the discounted present value model or other methods.

(4)	Bond-related derivatives

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥652,200	¥—	¥(920)

Note: The fair values are calculated using the option-pricing model or other methods.

			Millions of Yen
			March 31, 2017
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥1,499,600	¥—	¥2,182

Note: The fair values are calculated using the option-pricing model or other methods.

14.	Liability for Retirement Benefits

I.	Outline of Retirement Benefit Plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans, welfare pension funds, lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined Benefit Plans

(1)	The changes in defined benefit obligation for the years ended March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Balance at beginning of year	¥2,359,196	¥2,368,488
of which foreign exchange translation adjustments	9,588	23,867
Service cost	62,866	63,434
Interest cost	36,497	29,747
Actuarial gains	37,104	(13,172)
Benefits paid	(102,150)	(104,382)
Past service cost	3,937	(14,734)
Others	(5,096)	2,375

Balance at end of year	¥2,392,355	¥2,331,755

Note:

Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating the projected benefit obligation.

(2)	The changes in plan assets for the years ended March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Balance at beginning of year	¥2,803,740	¥2,683,197
of which foreign exchange translation adjustments	7,685	24,323
Expected return on plan assets	92,559	93,944
Actuarial gains (losses)	(180,213)	104,816
Contributions from the employer	81,319	78,457
Benefits paid	(86,031)	(87,999)
Others	(3,853)	1,671

Balance at end of year	¥2,707,520	¥2,874,087

(3)	A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Funded defined benefit obligation	¥2,342,984	¥2,281,064
Plan assets	(2,707,520)	(2,874,087)

	(364,535)	(593,022)
Unfunded defined benefit obligation	49,370	50,690

Net liability (asset) arising from defined benefit obligation	¥(315,164)	¥(542,332)

	Millions of Yen
	March 31, 2016	March 31, 2017
Liability for retirement benefits	¥62,791	¥59,045
Asset for retirement benefits	(377,955)	(601,377)

Net liability (asset) arising from defined benefit obligation	¥(315,164)	¥(542,332)

(4)	The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Service cost	¥62,866	¥63,434
Interest cost	36,497	29,747
Expected return on plan assets	(92,559)	(93,944)
Amortization of past service cost	(8,916)	(5,043)
Recognized actuarial losses	24,353	62,357
Others (additional temporary severance benefits, etc.)	7,436	7,666

Net periodic retirement benefit costs	¥29,677	¥64,216

Note:

Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5)	Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2016 and 2017 are as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Past service cost	¥(12,892)	¥8,902
Actuarial gains(losses)	(192,353)	186,247

Total	¥(205,246)	¥195,150

(6)	Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2016 and 2017 are as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Unrecognized past service cost	¥22,026	¥30,928
Unrecognized actuarial gains(losses)	(325,583)	(139,335)

Total	¥(303,557)	¥(108,407)

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2016	2017
Domestic equity investments	30.89%	32.22%
Domestic debt investments	18.89	15.77
Foreign equity investments	20.15	20.46
Foreign debt investments	9.16	10.13
General accounts of life insurance	8.96	8.37
Others	11.95	13.05

Total	100.00	100.00

Note:

Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 21.06% and 22.80% as of March 31, 2016 and 2017, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2016 and 2017 were set forth as follows:

	2016	2017
Discount rate:
Domestic	(0.05)%-0.83%	0.00%-0.97%
Overseas	2.40%-13.10%	1.80%-11.39%
Expected salary increase rate:
Domestic	0.86%-7.50%	0.86%-7.50%
Overseas	2.25%-9.00%	2.25%-9.30%
Expected rate of return on plan assets:
Domestic	0.35%-4.10%	(0.05)%-4.10%
Overseas	2.40%-13.10%	2.40%-11.39%

III.	Defined Contribution Plans

The amounts of the required contribution to the defined contribution plans, including multiemployer retirement benefit plans with defined benefits that are subject to the same accounting treatment as defined contribution benefit plans, of certain consolidated subsidiaries were ¥16,351 million and ¥16,707 million for the fiscal years ended March 31, 2016 and 2017, respectively.

15.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2016	2017
General and administrative expenses	¥8,270	¥7,896

II.	Outline of, and changes in, stock options

(1)	Outline of stock options:

	2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Number of grantees by category	Directors of MUFG 15 Corporate auditors of MUFG 5 Executive officers of MUFG 39 Directors, corporate auditors, and executive officers of subsidiaries 130	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 40 Directors, corporate auditors, and executive officers of subsidiaries 174	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, and executive officers of subsidiaries 166	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 44 Directors, corporate auditors, and executive officers of subsidiaries 191

Type and number of shares granted	Common stock: 2,798,000 shares	Common stock: 3,263,600 shares	Common stock: 5,655,800 shares	Common stock: 7,911,800 shares

Date of grant	Dec. 6, 2007	Jul. 15, 2008	Jul. 14, 2009	Jul. 16, 2010

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 28, 2007 to Jun. 27, 2008	Jun. 27, 2008 to Jun. 26, 2009	Jun. 26, 2009 to Jun. 29, 2010	Jun. 29, 2010 to Jun. 29, 2011

Exercise period	Dec. 6, 2007 to Dec. 5, 2037	Jul. 15, 2008 to Jul. 14, 2038	Jul. 14, 2009 to Jul. 13, 2039	Jul. 16, 2010 to Jul. 15, 2040

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options
Number of grantees by category	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 43 Directors, corporate auditors, and executive officers of subsidiaries 189	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, executive officers, and senior fellows of subsidiaries 194	Directors (excluding outside directors) of MUFG 12 Executive officers of MUFG 41 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 164	Directors (excluding outside directors) of MUFG 10 Executive officers of MUFG 46 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 169

Type and number of shares granted	Common stock: 8,323,100 shares	Common stock: 8,373,600 shares	Common stock: 2,951,500 shares	Common stock: 3,019,400 shares

Date of grant	Jul. 20, 2011	Jul. 18, 2012	Jul. 17, 2013	Jul. 15, 2014

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 29, 2011 to Jun. 28, 2012	Jun. 28, 2012 to Jun. 27, 2013	Jun. 27, 2013 to Jun. 27, 2014	Jun. 27, 2014 to Jun. 25, 2015

Exercise period	Jul. 20, 2011 to Jul. 19, 2041	Jul. 18, 2012 to Jul. 17, 2042	Jul. 17, 2013 to Jul. 16, 2043	Jul. 15, 2014 to Jul. 14, 2044

2015 Stock Options
Number of grantees by category

Directors (excluding outside directors) concurrently serving as corporate executive officers of MUFG 8

Corporate executive officers of MUFG 9

Executive officers of MUFG 52

Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 177

Type and number of shares granted	Common stock: 2,058,600 shares
Date of grant	Jul. 14, 2015
Vesting conditions	Retirement
Eligible service period	Jun. 25, 2015 to Jun. 29, 2016
Exercise period	Jul. 14, 2015 to Jul. 13, 2045

(2)	Stock options granted and changes:

(a)	Number of stock options (in shares)

	2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Unvested stock options:
Beginning of fiscal year	332,400	493,400	886,300	2,119,000
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Vested	317,500	476,800	826,100	1,926,700
Unvested	14,900	16,600	60,200	192,300
Vested stock options:
Beginning of fiscal year	—	—	—	—
Vested	317,500	476,800	826,100	1,926,700
Exercised	122,400	216,800	245,000	624,000
Forfeited or expired	195,100	260,000	581,100	1,302,700
Unexercised	—	—	—	—

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options
Unvested stock options:
Beginning of fiscal year	2,945,200	4,408,100	1,706,800	2,526,300
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Vested	2,803,100	4,167,800	1,639,200	2,391,500
Unvested	142,100	240,300	67,600	134,800
Vested stock options:
Beginning of fiscal year	—	—	—	—
Vested	2,803,100	4,167,800	1,639,200	2,391,500
Exercised	710,100	1,177,700	379,500	634,000
Forfeited or expired	2,093,000	2,990,100	1,259,700	1,757,500
Unexercised	—	—	—	—

2015 Stock Options
Unvested stock options:
Beginning of fiscal year	2,058,600
Granted	—
Forfeited or expired	14,700
Vested	2,019,900
Unvested	24,000
Vested stock options:
Beginning of fiscal year	—
Vested	2,019,900
Exercised	312,400
Forfeited or expired	1,707,500
Unexercised	—

Note:	“Forfeited or expired” includes the stock options converted to the rights to receive shares as a result of the transition from the stock option plans to the stock compensation plan using a BIP trust structure.

(b)	Price information (in Japanese yen per share)

	2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Exercise price	¥1	¥1	¥1	¥1
Average share price at time of exercise	446	468	474	452
Fair value on grant date	1,032	923	487	366

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options
Exercise price	¥1	¥1	¥1	¥1
Average share price at time of exercise	455	461	476	466
Fair value on grant date	337	331	611	539

	2015 Stock Options
Exercise price	¥1
Average share price at time of exercise	480
Fair value on grant date	802

(3)	Estimation method for the number of vested stock options

Since it is impracticable to reasonably estimate the numbers of forfeitures and expirations, only historical numbers of forfeitures and expirations are reflected.

III.	Outline of stock bonus plans of MUFG Americas Holdings Corporation ( “MUAH”), a consolidated subsidiary of MUFG, and changes

(1)	Outline of stock bonus plans:

	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 724	Employees of MUAH and subsidiaries 6	Employees of MUAH and subsidiaries 817	Employees of MUAH and subsidiaries 2

Number of units granted*	RSUs: 3,656,340	RSUs: 78,725	RSUs: 9,135,710	RSUs: 46,522

Date of grant	Apr. 15, 2013	Jul. 15, 2013	Apr. 15, 2014	Sep. 15, 2014

Eligible service period	Apr. 15, 2013 to Apr. 15, 2016	Jul. 15, 2013 to Apr. 15, 2016	Apr. 15, 2014 to Apr. 15, 2017	Sep. 15, 2014 to Sep. 15, 2017

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 1,055	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1,012

Number of units granted*	RSUs: 12,150,519	RSUs: 486,004	RSUs: 211,839	RSUs: 16,471,985

Date of grant	Jul. 15, 2015	Dec. 16, 2015	Mar. 15, 2016	Jun. 15, 2016

Eligible service period	Jul. 15, 2015 to May. 18, 2019	Dec. 1, 2015 to Jan. 15, 2018	Mar. 15, 2016 to Mar. 15, 2019	Jun. 15, 2016 to Jun. 15, 2019

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans
Number of grantees by category	Directors of MUAH and subsidiaries 6 Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1

Number of units granted*	RSUs: 559,863	RSUs: 53,375

Date of grant	Jul. 11, 2016	Oct. 17, 2016

Eligible service period	Jul. 11, 2016 to Jul. 11, 2019	Oct. 17, 2016 to Oct. 15, 2019

Note:	The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the granted RSU for the fiscal year ended March 31, 2017 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees has satisfied the specified continuous service requirement. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

(2)	Stock bonus grants and changes:

(a)	Number of stock bonus grants (in units)

	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	847,432	25,993	4,840,430	31,036
Granted	—	—	—	—
Forfeited	13,530	—	175,378	—
Vested	833,902	25,993	2,799,180	15,518
Unvested	—	—	1,865,872	15,518
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	833,902	25,993	2,799,180	15,518
Exercised	833,902	25,993	2,799,180	15,518
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	11,677,295	486,004	—	—
Granted	434,983	9,246	215,539	16,675,395
Forfeited	387,847	—	—	243,100
Vested	4,825,813	199,261	97,859	47,826
Unvested	6,898,618	295,989	117,680	16,384,469
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	4,825,813	199,261	97,859	47,826
Exercised	4,825,813	199,261	97,859	47,826
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	—	—
Granted	559,863	53,375
Forfeited	—	—
Vested	—	—
Unvested	559,863	53,375
Vested stock bonus: *
Beginning of fiscal year	—	—
Vested	—	—
Exercised	—	—
Forfeited	—	—
Unexercised	—	—

Note: Unvested units are in RSUs, and vested units are in ADRs.

(b)	Price information (in U.S dollars per unit)

	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans
Fair value on grant date	$6.66	$6.67	$5.40	$5.80

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Fair value on grant date	$7.18	$6.43	$4.96	$4.59

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans
Fair value on grant date	$4.44	$4.89

16.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2016 and 2017 were as follows:

	Millions of Yen
	2016	2017
Deferred tax assets:
Excess over deductible limits on provision of allowance for credit losses and written-off of loans	¥429,852	¥379,988
Revaluation losses on securities	115,057	96,717
Unrealized losses on available-for-sale securities	49,242	42,899
Liability for retirement benefits	205,514	142,534
Tax loss carryforwards	296,216	302,211
Other	471,351	516,798

Subtotal	1,567,234	1,481,150
Less valuation allowance	(566,328)	(550,642)

Total	¥1,000,905	¥930,508

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(1,024,914)	¥(898,655)
Revaluation gains on securities at merger	(67,288)	(67,526)
Unrealized gains on lease transactions	(87,757)	(98,427)
Deferred gains on derivatives under hedge accounting	(187,711)	(63,558)
Gains on establishment of retirement benefit trusts	(50,875)	(49,968)
Retained earnings of subsidiaries and affiliates	(42,976)	(108,160)
Accrued dividend income	(3,562)	(5,008)
Other	(276,893)	(258,045)

Total	¥(1,741,981)	¥(1,549,349)

Net deferred tax assets (liabilities)	¥(741,076)	¥(618,841)

II.	The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2016 and 2017 was as follows:

	2016	2017
Normal effective statutory tax rate	33.06%	30.86%
Permanent non-taxable differences (e.g., non-taxable dividend income)	(16.59)	(17.16)
Elimination of dividends received from subsidiaries	16.95	16.81
Equity in gains of the equity method investees	(5.08)	(5.79)
Retained earnings of subsidiaries and affiliates	0.47	3.76
Tax rate difference of overseas subsidiaries	(3.12)	(2.43)
Change in valuation allowances	2.11	(0.51)
Addition of deferred tax liabilities resulting from tax rate changes	1.19	—
Other	1.72	0.72

Actual effective tax rate	30.71%	26.26%

17.	Business Combinations

None.

18.	Segment Information

I.	Business Segment Information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group, Global Markets Business Group and Other.

Retail Banking Business Group:	Providing financial services to domestic individual customers

Corporate Banking Business Group:	Providing services relating to finance, real estate and stock transfers to domestic corporate customers

Global Business Group:	Providing financial services to overseas individual and corporate customers

Trust Assets Business Group:	Providing investment management and administration services for corporate pension funds, public pension funds, public funds and mutual funds

Global Markets Business Group:	Engaged in the trading business relating to foreign currency exchange, funds and investment securities for customers and with market counterparties, and administration of liquidity and cash management

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG’s group companies are managed using a matrix framework consisting of the business segments mentioned above which are identified based on an integrated business group system to provide financial services and products under unified group-wide strategies as well as through individual MUFG group entities, which are grouped under the major operating subsidiaries as follows: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co. Ltd., consumer finance subsidiaries and others. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG previously identified these groups of MUFG group entities as its reporting segments, each operating in a different industry and regulatory environment. However, beginning in this fiscal year ended March 31, 2017, MUFG changed its reporting segments to the segmentation by the above-mentioned service-based Business Groups, following the progress made during the fiscal year ended March 31, 2016 in the implementation of unified group-wide business operations and management under the medium-term business plan that was commenced in the fiscal year ended March 31, 2016.

The segment information for the fiscal year ended March 31, 2016 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the methods of calculation of operating profit (loss) of each reporting segment

In connection with the changes in the reporting segments implemented this fiscal year ended March 31, 2017, the internal managerial accounting rules relating to the methods of calculation of net revenue and operating expenses attributable to multiple segments were changed from the methods based on third-party transaction prices to those based on market value.

The segment information for the fiscal year ended March 31, 2016 has been restated based on the new methods of calculation.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the fiscal year ended March 31, 2016

	(in millions of yen)
	For the fiscal year ended March 31, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,259,240	¥1,090,126	¥1,273,084	¥172,193	¥3,615,682	¥636,061	¥(5,556)	¥4,246,186
BTMU and MUTB	534,869	872,279	446,943	74,322	1,825,490	453,574	116,921	2,395,985
Net interest income	355,672	366,746	207,916	—	884,828	248,334	193,304	1,326,467
Net non-interest income	179,196	505,533	239,026	74,322	940,661	205,239	(76,383)	1,069,517
Other than BTMU and MUTB	724,371	217,846	826,141	97,871	1,790,191	182,487	(122,477)	1,850,201
Operating expenses	972,665	603,823	815,068	101,977	2,340,542	208,541	146,136	2,695,220

Operating profit (loss)	¥286,575	¥486,302	¥458,016	¥70,216	¥1,275,139	¥427,519	¥(151,692)	¥1,550,966

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥178,963 million of net revenue, ¥152,991 million of operating expenses and ¥25,971 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the fiscal year ended March 31, 2017

	(in millions of yen)
	For the fiscal year ended March 31, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,198,285	¥1,041,648	¥1,303,663	¥173,116	¥3,538,965	¥582,011	¥(9,082)	¥4,111,895
BTMU and MUTB	485,922	834,695	444,620	73,002	1,731,267	387,451	71,752	2,190,471
Net interest income	335,260	342,972	213,285	—	844,004	227,996	149,758	1,221,759
Net non-interest income	150,661	491,723	231,335	73,002	887,262	159,455	(78,006)	968,711
Other than BTMU and MUTB	712,363	206,952	859,043	100,114	1,807,698	194,560	(80,834)	1,921,424
Operating expenses	972,999	598,434	821,205	112,204	2,348,126	212,899	155,116	2,716,142

Operating profit (loss)	¥225,286	¥443,213	¥482,458	¥60,911	¥1,190,839	¥369,112	¥(164,198)	¥1,395,753

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥177,748 million of net revenue, ¥156,717 million of operating expenses and ¥21,030 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding fiscal year period

	(in millions of yen)
	For the fiscal years ended March 31,
	2016	2017
Total operating profit of reporting segments	¥1,550,966	¥1,395,753
Operating profit of consolidated subsidiaries excluded from reporting segments	56,366	43,789
Provision for general allowance for credit losses	175,712	(210,257)
Credit related expenses	(491,503)	(9,606)
Gains on collection of bad debts	60,645	64,487
Net gains on equity securities and other securities	88,306	124,940
Equity in gains of the equity method investees	230,415	244,453
Others	(131,422)	(292,791)

Ordinary profit in the consolidated statements of income	¥1,539,486	¥1,360,767

(Notes) “Others” includes Provision for losses on interest repayments of ¥87,631 million and ¥154,849 million for the fiscal years ended March 31, 2016 and 2017, respectively.

II.	Related Information

For the fiscal year ended March 31, 2016

(1)	Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical Information

(a)	Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2016
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,514,541	¥ 990,854	¥ 234,715	¥ 915,745	¥ 58,561	¥ 5,714,419

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
March 31, 2016
Japan	United States	Others	Total
¥ 1,109,064	¥ 151,756	¥ 101,223	¥ 1,362,044

(3)	Information by Major Customer

None.

For the fiscal year ended March 31, 2017

(1)	Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical Information

(a)	Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2017
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,525,065	¥ 1,087,602	¥ 313,615	¥ 937,848	¥ 115,437	¥ 5,979,568

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
March 31, 2017
Japan	United States	Others	Total
¥ 1,114,069	¥ 146,095	¥ 98,740	¥ 1,358,905

(3)	Information by Major Customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the fiscal years ended March 31, 2016 and 2017 were ¥13,415 million and ¥10,162 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the fiscal year ended March 31, 2016

	(in millions of yen)
	For the fiscal year ended March 31, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥ 175	¥ 44	¥ 15,878	¥ 833	¥ 16,931	¥ —	¥ —	¥ 16,931
Unamortized balance at period end	1,927	661	258,751	17,287	278,628	—	—	278,628

For the fiscal year ended March 31, 2017

	(in millions of yen)
	For the fiscal year ended March 31, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥ 175	¥ 52	¥ 15,489	¥ 1,019	¥ 16,737	¥ —	¥ —	¥ 16,737
Unamortized balance at period end	1,751	609	244,348	20,679	267,389	—	—	267,389

V.	Information on gains on negative goodwill by reporting segment

None.

19.	Per Share Information

	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Total equity per common share	¥1,121.06	¥1,137.77
Basic earnings per common share	¥68.51	¥68.27
Diluted earnings per common share	¥68.17	¥67.99

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Basic earnings per common share
Profits attributable to owners of parent	million yen	951,402	926,440
Profits not attributable to common shareholders	million yen	—	—
Profits attributable to owners of the parent related common shares	million yen	951,402	926,440
Average number of common shares during the period	thousand shares	13,886,503	13,568,693

Diluted earnings per common share
Adjustment to profits attributable to owners of the parent	million yen	(3,539)	(3,095)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,539)	(3,095)
Increase in common share	thousand shares	17,474	9,993
Subscription rights to shares	thousand shares	17,474	9,993
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options — 11 million units as of December, 2015	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options — 8 million units as of December, 2016

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Total equity	million yen	17,386,769	16,658,394
Deductions from total equity:	million yen	1,928,799	1,378,126
Subscription rights to shares	million yen	8,260	407
Non-controlling interests	million yen	1,920,538	1,377,719
Total equity attributable to common shares	million yen	15,457,970	15,280,268
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	13,788,598	13,429,943

3.	As a result of the early adoption of the update of ASC No. 825 (Financial instruments) issued by the FASB and the application of transitional accounting treatment under ASC No. 825 as described in “2. Additional Information” above, basic earnings per common share and diluted earnings per common share for the fiscal year ended March 31, 2017 increased by ¥0.54.
4.	The shares of MUFG common stock remaining in the Board Incentive Plan trust, which were included in the treasury shares as part of shareholders’ equity, were deducted from the average total number of issued shares for the fiscal year ended March 31, 2017 used for the calculation of earnings per common share and from the total number of issued shares as of March 31, 2017 used for the calculation of total equity per common share. The average number of such treasury shares deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2017 was 20,324 thousand, and the number of such treasury shares deducted from the calculation of total equity per common share as of March 31, 2017 was 30,532 thousand. (There were no shares subject to such deduction as of and for the fiscal year ended March 31, 2016.)

20.	Subsequent Events

I.	Repurchase and Cancellation of Own Shares

MUFG resolved, at a meeting of the Board of Directors held on May 15, 2017, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

(1)	Reasons for the Repurchase and Cancellation of Own Shares

The repurchase and cancellation of shares of MUFG common stock were intended to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

(2)	Outline of the Repurchase of Own Shares

(a)	Type of shares to be repurchased: Common shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 200,000,000 shares (equivalent to 1.49% of the total number of issued shares (excluding treasury shares))

(c)	Aggregate amount of repurchase price: Up to JPY 100,000,000,000

(d)	Repurchase period: From May 16, 2017 to June 30, 2017

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

(3)	Results of the Repurchase of Own Shares

(a)	Type of shares repurchased: Common shares of MUFG

(b)	Aggregate number of shares repurchased: 141,158,900 shares

(c)	Aggregate amount of repurchase price: JPY 99,999,941,022

(d)	Repurchase period: From May 16, 2017 to June 21, 2017 (based on the contract)

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

(4)	Outline of the Cancellation of Own Shares

(a)	Type of shares to be canceled: Common shares of MUFG

(b)	Number of shares to be canceled: 141,158,900 shares

(c)	Scheduled cancellation date: July 20, 2017

21.	Bonds Payable

Bonds payable as of March 31, 2016 and 2017 consisted of the following:

		Millions of Yen
Description	Issued	2016		2017		Coupon rate (%)	Secured or unsecured	Due
MUFG:
1st-14th series of subordinated bonds payable in yen	Jun. 2014 to Mar. 2017	¥432,604		¥839,621		0.30-1.39	Unsecured	Jun. 2024 to Jun. 2030
1st-5th series of undated subordinated bonds payable in yen	Mar. 2015 to Oct. 2016	550,000		948,100		1.14-2.70	Unsecured	—
Senior bonds payable in US$	Mar. 2016 to Feb. 2017	560,456 (US$4,973 million	)	1,534,344 (US$13,676 million	)	1.97-3.85	Unsecured	Mar. 2021 to Feb. 2027
Euro senior bonds payable in Euro	Jan 30.2017	—		23,958 (EUR200 million)		0.40	Unsecured	Jan 29.2021

BTMU:
9th-160th series of straight bonds payable in yen	Feb. 2000 to Jul. 2014	735,400 [262,700	]	472,300 [130,100	]	0.14-2.69	Unsecured	Apr. 2016 to Apr. 2027
Senior bonds payable in US$	Feb. 2012 to Sep. 2015	2,109,148 (US$18,718 million [490,090	) ]	1,612,504 (US$14,372 million [420,313	) ]	1.20-4.70	Unsecured	Sep. 2016 to Mar. 2044
Euro senior bonds payable in US$	Jul. 2011 to Jan. 2017	203,752 (US$1,808 million [46,884	) ]	291,434 (US$2,597 million [16,767	) ]	0.00-2.13	Unsecured	Jul. 2016 to Jan. 2047
Senior bonds payable in Euro	Mar. 11. 2015	95,352 (EUR746 million	)	89,556 (EUR747 million	)	0.87	Unsecured	Mar. 11, 2022
Euro senior bonds payable in Euro	Dec 15. 2016	—		3,130 (EUR26 million	)	0.11	Unsecured	Dec.15, 2036
Senior bonds payable in A$	Sep. 19, 2013	55,648 (A$645 million	)	55,796 (A$650 million [55,796	) ]	2.89	Unsecured	Sep. 19, 2017
Euro senior bonds payable in A$	Jul. 2012 to Mar. 2017	15,505 (A$179 million	)	17,846 (A$207 million [15,268	) ]	0.00-4.05	Unsecured	Jul. 2017 to Mar. 2047
Euro senior bonds payable in CNH	Jun. 24, 2015	6,086 (CNH350 million	)	5,701 (CNH350 million [5,701	) ]	3.64	Unsecured	Jun. 26, 2017
7th-38th series of Subordinated bonds payable in yen	Dec. 2004 to Sep. 2012	1,064,330 [50,000	]	706,678 [50,000	]	0.93-2.91	Unsecured	Oct. 2016 to Jan. 2031

MUTB:
Short-term bonds payable in yen	Dec. 2015 to Mar. 2017	126,993 [126,993	]	239,999 [239,999	]	0.00-0.06	Unsecured	Apr. 2016 to Jun. 2017
Straight bonds payable in yen	Jun. 2012 to Sep. 2014	150,000		149,900 [29,900	]	0.22-0.51	Unsecured	Jun. 2017 to Sep. 2021
Bonds payable in US$	Oct. 2014 to Oct. 2015	309,495 (US$2,749 million	)	307,766 (US$2,744 million [83,935	) ]	1.60-2.65	Unsecured	Oct. 2017 to Oct. 2020
Euro bonds payable in US$	Jan. 2013 to Jun. 2016	77,605 (US$689 million	)	89,221 (US$795 million [7,435	) ]	1.18-2.15	Unsecured	Jan. 2018 to Jun. 2021
Euro bonds payable in A$	Jan. 2013 to Jun. 2016	69,150 (A$711 million	)	84,273 (A$897 million [4,652	) ]	2.85-4.25	Unsecured	Jan. 2018 to Jun. 2021
Subordinated bonds payable in yen	Mar. 2010 to Jun. 2012	228,726		227,244		1.36-1.92	Unsecured	Mar. 2020 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000		10,000		2.61	Unsecured	Apr. 26, 2030

Subsidiaries: *1
Short-term bonds	Nov. 2015 to Mar. 2017	625,500 [625,500	]	607,999 [607,999	]	0.00-0.08	Unsecured	Apr. 2016 to Dec. 2017
Straight bonds	Dec. 1997 to Mar. 2017	2,223,488 (US$6,628 million (A$3 million (THB67,446 million (CNY1,080 million (MXN150 million (TRY51 million (GBP10 million [468,106	) ) ) ) ) ) ) ]	2,214,962 (US$5,178 million (A$3 million (THB99,773 million (CNY1,080 million (GBP10 million [470,663	) ) ) ) ) ]	0.00-30.00	*2	Jan. 2016 to Mar. 2047
Subordinated bonds	Aug. 1997 to Aug. 2016	283,797 (US$739 million (THB14,843 million [102,124	) ) ]	199,266 (US$60million (THB24,864 million [14,892	) ) ]	0.14-10.85	Unsecured	May. 2016 to Sep. 2036
Undated subordinated bonds	Dec. 2000 to Dec. 2008	10,000		10,084 (US$0million	)	0.00-7.00	Unsecured	—

Total	—	¥9,943,034		¥10,741,687		—	—	—

Notes:

1.	*1 Subsidiaries include MUFG Americas Holdings Corporation, MUFG Securities EMEA plc, BTMU (Curacao) Holdings N.V., Bank of Ayudhya Public Company Limited, Bank of Tokyo-Mitsubishi UFJ (China), Ltd., EASY BUY Public Company Limited, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD.
2.	*2 The straight bonds payable as of March 31, 2016 include 24 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries, and the straight bonds payable as of March 31, 2017 include 12 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries. The remaining series are unsecured.
3.	“( )” represents the amounts of foreign currency denominated bonds payable.
4.	“[ ]” represents the amounts expected to be redeemed within one year.
5.	Annual maturities of bonds payable as of March 31, 2017 were as follows:

Year ending March 31	Millions of Yen
2018	¥2,153,422
2019	1,103,394
2020	1,023,398
2021	1,108,574
2022	1,071,038

22.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2016 and 2017 were as follows:

	Millions of Yen
	March 31, 2016	March 31, 2017
Borrowings from banks and other, due 2016-2046, 0.24% on the average	¥12,482,277	¥16,971,085
Bills rediscounted	—	—

Total borrowed money	¥12,482,277	¥16,971,085
Lease liabilities, due 2016-2038	10,636	9,959
Commercial paper, 1.09% on the average	2,292,282	2,307,222

Notes:

1.	The interest rates above are calculated using the weighted-average method based on the interest rate and balance as of March 31. The average interest rate on lease liabilities is not presented above because lease liabilities are recorded in the accompanying consolidated balance sheets on a basis that includes at the total amount of lease payments before deduction of interest in certain consolidated companies.
2.	Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this note 22. shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.
3.	“Commercial paper” is issued in the form of promissory notes as a fund operation.

Annual maturities of borrowings as of March 31, 2017 were as follows:

Year ending March 31	Millions of Yen
2018	¥2,783,054
2019	1,868,803
2020	1,890,474
2021	8,941,179
2022	120,201

Annual maturities of lease liabilities as of March 31, 2017 were as follows:

Year ending March 31	Millions of Yen
2018	¥2,570
2019	1,860
2020	1,047
2021	732
2022	481